Exhibit 99.1

Skeena Resources Limited Announces Approximately C$125 Million Bought Deal Financing

Vancouver, BC (October 1, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 5,210,000 common shares of the Company (the “Common Shares”), at a price of C$24.00 per Common Share for aggregate gross proceeds of approximately C$125 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes. As previously disclosed, the Company has continued with certain construction activities at Eskay Creek throughout 2025, while concurrently advancing the project through permitting milestones. While the government permitting process is advancing, an unanticipated delay is now expected as a result of the current BC government employee strike. Negotiations with the Tahltan Central Government regarding the Impact Benefits Agreement are progressing, and while the vote to ratify the agreement was expected to take place in the coming weeks, the ultimate date for that approval remains to be scheduled upon completion of the negotiations. This Offering, together with the Company’s other sources of funding, should ensure sufficient liquidity to complete permitting, which is a condition precedent to access the balance of the US$750 million financing package with Orion Resource Partners (“Orion”). As of September 30th, the Company has unaudited cash of approximately C$105 million.

Walter Coles, Executive Chairman of Skeena, commented: “This funding provides flexibility to pursue less expensive financing alternatives compared to the existing undrawn senior secured loan facility and represents approximately 4.5% dilution to the Company's total market capitalization.”

The Common Shares will be offered by way of a prospectus supplement to the Company’s base shelf prospectus (the “Base Shelf Prospectus”) in all of the provinces of Canada, excluding Quebec. The Common Shares will also be offered by way of a U.S. prospectus supplement to the Company’s registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) in the United States. The Offering is expected to close on or about October 8, 2025, and is subject to customary closing conditions, including but not limited to Skeena receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the Common Shares having been approved for listing on the New York Stock Exchange.

The Base Shelf Prospectus is, and the prospectus supplement will be (within two business days from the date hereof) accessible on Skeena’s issuer profile on SEDAR+ at www.sedarplus.ca. Copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the base shelf prospectus and the prospectus supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the Registration Statement and the prospectus supplement can be found on EDGAR at www.sec.gov. Before investing, prospective investors should read the Base Shelf Prospectus, the prospectus supplements, when available, the Registration Statement and the documents incorporated by reference therein.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE 1

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Skeena Gold + Silver	TSX: SKE | NYSE: SKE 2

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements relating to the closing of the Offering, including timing thereof; the use of proceeds of the Offering, including the expectation that the closing will provide sufficient liquidity to complete permitting at Eskay; the acceptance of the Offering by the Toronto Stock Exchange and the New York Stock Exchange; the progress of development at Eskay; the progress and timing of permitting at Eskay; the status of negotiations with the Tahltan Central Government; the likelihood and timing of the Tahltan community ratifying the Impact Benefits Agreement; the timing and impact of the BC government employee strike; the Company’s capital structure; amounts drawn and the timing of and completion of conditions precedent in respect of the senior secured loan (the “Senior Secured Loan”) and gold stream agreement with Orion; the availability of the Senior Secured Loan as a source of future liquidity; and the availability and terms of funding alternatives to the senior secured loan. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024 (the “Annual MD&A”), its MD&A for the six months ended June 30, 2025 (the “Interim MD&A”), and the Company’s Annual Information Form dated March 31, 2025 (the “AIF”). Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s Annual MD&A, the Interim MD&A, the AIF, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE 3